EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
		(Restated)		(Restated)
Consolidated (loss) income before (benefit from) provision for income taxes	($1,339)	($171)	($626)	$95
Fixed charges:
Interest[1]	1,830	1,114	2,514	2,777
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2	6	6
Total fixed charges	1,832	1,116	2,520	2,783
Earnings available for fixed charges	$493	$945	$1,894	$2,878
Ratio of earnings to fixed charges	(A)	(A)	(B)	1.03

1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”

(A) Due to our losses in the third quarter of fiscal 2009 and 2008, the ratio coverage was less than one to one in both periods.  We must generate additional earnings of $1,339 million and $171 million, respectively, to achieve coverage of one to one in these periods.

(B)  Due to our loss during the first nine months of fiscal 2009, the ratio coverage was less than one to one.  We must generate additional earnings of $626 million to achieve a coverage of one to one.